The following is a summary of 10f-3 transactions reported to the New England Zenith Fund Board of Trustees during the six months ended
December 31, 2000.

MFS Research Managers Series (Series 17) engaged in one
Rule 10f-3 transaction during the period.

The Series purchased Goldman Sachs Group, Inc. on August 1, 2000. 40,000,000 securities were offered.
The affiliated broker was Conning & Co.
The price per unit was 99.75 U.S. Dollars.
The Series purchased 840 shares with a cost of $83,790 USD from Goldman Sachs & Co.
The securities were offered pursuant to a firm commitment underwriting. The transaction was executed away from MFS and MFS did not receive any compensation in connection with the transaction. The commission or spread received by the underwriters was reasonable andfair.
The total principal amount purchased by the Series was less than 10% of the total offering.